                                                                      EXHIBIT 20


[HCA LOGO]

--------------------------------------------------------------------------------

                                                           FOR IMMEDIATE RELEASE

INVESTOR CONTACT                                    MEDIA CONTACT
Mark Kimbrough:  615-344-2688                       Jeff Prescott:  615-344-5708


                            HCA REPORTS 2001 RESULTS
               EPS INCREASES 21% FOR THE YEAR TO $1.94 FROM $1.61
          EPS FOR THE FOURTH QUARTER INCREASES 26% TO $0.44 PER SHARE
         EXCLUDING GAINS, IMPAIRMENTS, RESTRUCTURING, INVESTIGATION AND
                  SETTLEMENT RELATED AND EXTRAORDINARY CHARGES


      Nashville, Tenn., February 5, 2002 - HCA (NYSE: HCA) today announced operating results for the fourth quarter and year ended December 31, 2001. "HCA completed another successful year culminated by solid fourth quarter financial results," stated Jack O. Bovender, Jr., HCA's Chairman and Chief Executive Officer. "The quality of our assets, strong demographic trends in our markets and a focused operational strategy are key to our current, as well as, our future success."

      During the fourth quarter, revenues increased 8.7 percent to $4.5 billion compared to $4.2 billion for the same period in 2000. Same-facility revenues increased 12.5 percent during the quarter. Net income before extraordinary charge, excluding gains and losses on sales of facilities, impairment of long-lived assets, restructuring, investigation and settlement related costs totaled $232 million or $0.44 per diluted share compared to $198 million or $0.35 per diluted share in the fourth quarter of 2000. Net income totaled $206 million or $0.39 per diluted share versus $21 million or $0.04 per diluted share in 2000.

      In the quarter, the Company recorded an extraordinary charge of $17 million net of tax, or $0.03 per diluted share related to the early extinguishment of debt.

      The quarterly results were driven by continued strength in same-facility inpatient revenue per admission, which increased 9.8 percent and same-facility revenue per equivalent admission, which increased 9.4 percent during the quarter. Same-facility admissions increased 1.8 percent in the fourth quarter. Same-facility equivalent admissions grew 2.8 percent, reflecting strong outpatient volumes during the quarter.

      For the year ended December 31, 2001, revenues increased to $18.0 billion, up 7.7 percent, compared to $16.7 billion for 2000. Net income, excluding gains, impairments, restructuring, investigation and settlement related and extraordinary charges, totaled $1.043 billion or $1.94 per diluted share for the year, compared to $913 million or $1.61 per diluted share for 2000. Net income, including gains, impairments, restructuring, investigation and settlement related and extraordinary charges, totaled $1.051 billion or $1.95 per diluted share versus $219 million or $0.39 per diluted share last year.

      During 2001, the Company recognized gains on sales of facilities of $76 million net of tax, or $0.14 per diluted share; impairments of long-lived assets of $10 million net of tax, or $0.02 per diluted share; restructuring of operations and investigation related costs of $40 million net of tax, or $0.08 per diluted share; and an extraordinary charge related to the early extinguishment of debt of $17 million net of tax, or $0.03 per diluted share.

      Same-facility revenues increased 10.2 percent for the year. Same-facility inpatient revenue per admission and same-facility revenue per equivalent admission increased 9.0 percent and 7.4 percent, respectively in 2001. Same-facility admissions and equivalent admissions increased 2.7 percent and 2.6 percent, respectively.

      As previously announced, during 2000, the Company and its affiliates reached agreements with the Department of Justice (DOJ) and U.S. attorney's offices to resolve all pending federal criminal issues against the Company and certain civil issues related to the Government's investigation of the Company. Terms of the agreements resulted in the Company recording, during 2000, an after-tax charge of $95 million, or $0.17 per diluted share, related to the criminal settlement and an after-tax charge of $498 million, $0.89 per diluted share, in connection with its civil settlement of certain issues with the DOJ. The Company paid these settlement amounts during 2001.

      Net income, excluding amortization of goodwill and excluding gains, impairments, restructuring, investigation and settlement related and extraordinary charges, was $1.112 billion or $2.07 per diluted share in 2001, compared to $986 million or $1.74 per diluted share in 2000. The Company plans to adopt SFAS 142, "Goodwill and Other Intangible Assets," beginning in the first quarter of 2002. Under provisions of SFAS 142, goodwill will no longer be amortized, but will be subject to annual impairment tests. Application of the non-amortization provisions of SFAS 142 is expected to result in an increase in net income of approximately $67 million, or $0.12 per diluted share for 2002. Had SFAS 142 been in effect during 2001, the Company's quarterly earnings per share, excluding certain non-operating items, would have been as follows:
1Q - $0.63; 2Q - $0.54; 3Q - $0.43; 4Q - $0.48.

      At December 31, 2001, the Company's balance sheet reflected total debt of $7.4 billion; stockholders' equity (including common, temporary and minority equity) of $5.9 billion; return on stockholders' equity was 19.9 percent; and total assets of $17.6 billion. The Company's ratio of debt to debt plus shareholders' equity was 55.5 percent at December 31, 2001 and the ratio of debt to EBITDA was 2.15 times, both consistent with the Company's financial targets.

      For 2001, cash flow from operations was $1.413 billion. Excluding government settlements, cash flow from operations would have been $2.042 billion, compared to $1.547 billion in 2000. Cash flow from operations in the fourth quarter totaled $592 million, up 37 percent from $433 million in the previous year.

      During 2001, HCA made significant investments in its hospitals and communities. HCA's capital investments totaled $1.370 billion in 2001, up from $1.155 billion in the prior year. Additionally, the Company's acquisition expenditures in 2001 totaled $239 million, reflecting acquisition of one hospital and the purchase of additional partnership interests in four hospitals. Proceeds from the Company's asset sales during 2001 totaled $519 million.

      During 2001, the Company repurchased 42.9 million shares of its common stock at a total cost of $1.5 billion (average cost of $35.08 per share). In October 2001, the Company's Board of Directors authorized a $250 million share repurchase program. The Company completed this share repurchase authorization in December 2001, repurchasing 6.4 million shares. Total shares outstanding at December 31, 2001 were 509 million compared to 543 million at December 31, 2000.

      As of December 31, 2001, the Company operated 184 hospitals and 79 ambulatory surgery centers (including 6 hospitals and 3 ambulatory surgery centers owned through 50/50 equity joint ventures), compared to 196 hospitals and 78 ambulatory surgery centers (including 9 hospitals and 3 ambulatory surgery centers owned through 50/50 equity joint ventures) at December 31, 2000.

      "Part of the Company's future planning includes an effort to ensure a ready healthcare workforce. In response to the tragedies of September 11, HCA developed the HCA Cares scholarship program," said Bovender. "This program provides a total of $10 million in funding, half of which comes from HCA and half of which is in the form of matching grants from the U.S. Department of Labor, to re-train displaced workers from other industries into healthcare fields," he added. "Additionally, in January 2002, HCA in partnership with the U.S. Army launched the ArmyPaYS program which is designed to transition active duty soldiers into healthcare careers after their military service," Bovender stated.

      The Company's annual shareholder meeting will be held in Nashville, Tennessee on May 23rd at 1:30 p.m. local time for shareholders of record as of April 1, 2002.

      HCA will host a conference call for investors at 8:30 a.m. CST today. All interested investors are invited to access a live audio broadcast of the call, via Web cast. The broadcast also will be available on a replay basis beginning this afternoon and throughout the next 30 days.

      The Webcast can be accessed at www.videonewswire.com/event.asp?id=2803 or via the Investor Relations page at www.hcahealthcare.com.


                                     * * *


This press release contains forward-looking statements based on current management expectations. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those anticipated in the forward looking statement, including: (i) the outcome of the known and unknown governmental investigations and litigation involving the Company's business practices including the ability to negotiate, execute and timely consummate definitive settlement agreements in the government's remaining civil cases and to obtain court approval thereof, (ii) the highly competitive nature of the health care business, (iii) the efforts of insurers, health care providers and others to contain health care costs, (iv) possible changes in the Medicare and Medicaid programs that may limit reimbursements to health care providers and insurers, (v) changes in Federal, state or local regulations affecting the health care industry, (vi) the possible enactment of Federal or state health care reform, (vii) the ability to attract and retain qualified management and personnel, including affiliated physicians, nurses and medical support personnel, (viii) liabilities and other claims asserted against the Company,
(ix) fluctuations in the market value of the Company's common stock, (x) changes in accounting practices, (xi) changes in general economic conditions, (xii) future divestitures which may result in additional charges, (xiii) changes in revenue mix and the ability to enter into and renew managed care provider arrangements on acceptable terms, (xiv) the availability and terms of capital to fund the expansion of the Company's business, (xv) changes in business strategy or development plans, (xvi) slowness of reimbursement, (xvii) the ability to implement the Company's shared services and other initiatives and realize decreases in administrative, supply and infrastructure costs, (xviii) the outcome of pending and any future tax audits and litigation associated with the Company's tax positions, (xix) the outcome of the Company's continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures and the Company's corporate integrity agreement with the government,
(xx) increased reviews of the Company's cost reports, (xxi) the ability to maintain and increase patient volumes and control the costs of providing services, and (xxii) other risk factors detailed from time to time in the Company's filings with the SEC. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict.

Readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

All references to "Company" and "HCA" as used throughout this document refer to HCA Inc. and its affiliates.

                                    HCA INC.
                     CONSOLIDATED OPERATING RESULTS SUMMARY
                 (Dollars in millions, except per share amounts)


                                                                                                       FOR THE TWELVE MONTHS
                                                                             FOURTH QUARTER              ENDED DECEMBER 31,
                                                                        ------------------------      ------------------------
                                                                          2001            2000           2001           2000
                                                                          ----            ----           ----           ----
Revenues ..........................................................     $   4,538      $   4,173      $  17,953      $  16,670

EBITDA (a) ........................................................     $     803      $     736      $   3,421      $   3,177

Net income:
        Income before extraordinary charge, excluding settlement
          with Federal government, gains and losses on sales of
          facilities, impairment of long-lived assets and
          restructuring of operations and investigation
          related costs ...........................................     $     232      $     198      $   1,043      $     913
        Settlement with Federal government (net of tax) ...........            --            (95)            (1)          (593)
        Gains and losses on sales of facilities (net of tax) ......             4             (2)            76             16
        Impairment of long-lived assets (net of tax) ..............            --            (68)           (10)           (80)
        Restructuring of operations and investigation related costs
          (net of tax) ............................................           (13)           (12)           (40)           (37)
        Extraordinary charge on extinguishment of debt (net of tax)           (17)            --            (17)            --
                                                                        ---------      ---------      ---------      ---------

        Net income ................................................     $     206      $      21      $   1,051      $     219
                                                                        =========      =========      =========      =========


Diluted earnings per share:
        Income before extraordinary charge, excluding settlement
          with Federal government, gains and losses on sales of
          facilities, impairment of long-lived assets and
          restructuring of operations and investigation
          related costs ...........................................     $    0.44      $    0.35      $    1.94      $    1.61
        Settlement with Federal government ........................            --          (0.17)            --          (1.05)
        Gains and losses on sales of facilities ...................          0.01             --           0.14           0.03
        Impairment of long-lived assets ...........................            --          (0.12)         (0.02)         (0.14)
        Restructuring of operations and investigation related costs         (0.03)         (0.02)         (0.08)         (0.06)
        Extraordinary charge on extinguishment of debt ............         (0.03)            --          (0.03)            --
                                                                        ---------      ---------      ---------      ---------

        Net income ................................................     $    0.39      $    0.04      $    1.95      $    0.39
                                                                        =========      =========      =========      =========

Shares used in computing diluted earnings per share (000) .........       523,042        566,128        538,177        567,685


----------

(a) EBITDA is defined as income before depreciation and amortization, interest expense, settlement with Federal government, gains and losses on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation related costs, minority interests, income taxes and extraordinary charge.

                                    HCA INC.
                         CONSOLIDATED INCOME STATEMENTS
                                 FOURTH QUARTER
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                                        2001                      2000
                                                                --------------------      --------------------
                                                                AMOUNT        RATIO       Amount        Ratio
                                                                ------        -----       ------        -----
Revenues ..................................................     $ 4,538        100.0 %    $ 4,173        100.0 %

Salaries and benefits .....................................       1,867         41.1        1,683         40.3
Supplies ..................................................         724         16.0          669         16.0
Other operating expenses ..................................         794         17.5          797         19.2
Provision for doubtful accounts ...........................         386          8.5          321          7.7
Equity in earnings of affiliates ..........................         (36)        (0.8)         (33)        (0.8)
                                                                -------      -------      -------      -------

                                                                  3,735         82.3        3,437         82.4
                                                                -------      -------      -------      -------

    EBITDA ................................................         803         17.7          736         17.6

Depreciation and amortization .............................         274          6.0          255          6.0
Interest expense ..........................................         118          2.6          157          3.8
Settlement with Federal government ........................          --           --           95          2.3
Gains and losses on sales of facilities ...................          (6)        (0.1)           4          0.1
Impairment of long-lived assets ...........................          --           --          100          2.4
Restructuring of operations and investigation related costs          21          0.5           21          0.5
                                                                -------      -------      -------      -------

Income before minority interests and income taxes .........         396          8.7          104          2.5

Minority interests in earnings of consolidated entities ...          27          0.6            3          0.1
                                                                -------      -------      -------      -------

Income before income taxes ................................         369          8.1          101          2.4

Provision for income taxes ................................         146          3.2           80          1.9
                                                                -------      -------      -------      -------

Income before extraordinary charge ........................         223          4.9           21          0.5

Extraordinary charge on extinguishment of debt, net of tax           17          0.4           --           --
                                                                -------      -------      -------      -------

    Net income ............................................     $   206          4.5      $    21          0.5
                                                                =======      =======      =======      =======

Diluted earnings per share:
    Income before extraordinary charge, excluding
      settlement with Federal government, gains
      and losses on sales of facilities, impairment
      of long-lived assets and restructuring of
      operations and investigation related costs ..........     $  0.44                   $  0.35
    Settlement with Federal government ....................          --                     (0.17)
    Gains and losses on sales of facilities ...............        0.01                        --
    Impairment of long-lived assets .......................          --                     (0.12)
    Restructuring of operations and investigation
      related costs .......................................       (0.03)                    (0.02)
    Extraordinary charge on extinguishment of debt ........       (0.03)                       --
                                                                -------                   -------

    Net income ............................................     $  0.39                   $  0.04
                                                                =======                   =======

Shares used in computing diluted earnings per share (000)..     523,042                   566,128

                                    HCA INC.
                         CONSOLIDATED INCOME STATEMENTS
             FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001 AND 2000
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                                            2001                              2000
                                                                ----------------------------      ----------------------------
                                                                  AMOUNT            RATIO           Amount            Ratio
                                                                  ------            -----           ------            -----
Revenues ..................................................     $    17,953            100.0 %    $    16,670            100.0 %

Salaries and benefits .....................................           7,279             40.5            6,639             39.8
Supplies ..................................................           2,860             15.9            2,640             15.8
Other operating expenses ..................................           3,175             17.7            3,085             18.6
Provision for doubtful accounts ...........................           1,376              7.7            1,255              7.5
Equity in earnings of affiliates ..........................            (158)            (0.9)            (126)            (0.8)
                                                                -----------      -----------      -----------      -----------

                                                                     14,532             80.9           13,493             80.9
                                                                -----------      -----------      -----------      -----------

    EBITDA ................................................           3,421             19.1            3,177             19.1

Depreciation and amortization .............................           1,048              5.8            1,033              6.2
Interest expense ..........................................             536              3.0              559              3.4
Settlement with Federal government ........................               2               --              840              5.0
Gains on sales of facilities ..............................            (131)            (0.7)             (34)            (0.2)
Impairment of long-lived assets ...........................              17              0.1              117              0.7
Restructuring of operations and investigation related costs              65              0.4               62              0.4
                                                                -----------      -----------      -----------      -----------

Income before minority interests and income taxes .........           1,884             10.5              600              3.6

Minority interests in earnings of consolidated entities ...             119              0.7               84              0.5
                                                                -----------      -----------      -----------      -----------

Income before income taxes ................................           1,765              9.8              516              3.1

Provision for income taxes ................................             697              3.9              297              1.8
                                                                -----------      -----------      -----------      -----------

Income before extraordinary charge ........................           1,068              5.9              219              1.3

Extraordinary charge on extinguishment of debt, net of tax               17               --               --               --
                                                                -----------      -----------      -----------      -----------

    Net income ............................................     $     1,051              5.9      $       219              1.3
                                                                ===========      ===========      ===========      ===========

Diluted earnings per share:
    Income before extraordinary charge, excluding
      settlement with Federal government, gains
      on sales of facilities, impairment of
      long-lived assets and restructuring of
      operations and investigation related costs ..........     $      1.94                       $      1.61
    Settlement with Federal government ....................              --                             (1.05)
    Gains on sales of facilities ..........................            0.14                              0.03
    Impairment of long-lived assets .......................           (0.02)                            (0.14)
    Restructuring of operations and investigation
      related costs .......................................           (0.08)                            (0.06)
    Extraordinary charge on extinguishment of debt ........           (0.03)                               --
                                                                -----------                       -----------

    Net income ............................................     $      1.95                       $      0.39
                                                                ===========                       ===========

Shares used in computing diluted earnings per share (000)..         538,177                           567,685

                                    HCA INC.
                           CONSOLIDATED BALANCE SHEETS
                              (DOLLARS IN MILLIONS)


                                                          DECEMBER 31,     SEPTEMBER 30,      DECEMBER 31,
                                                             2001               2001             2000
                                                             ----               ----             ----
                    ASSETS
Current assets:
     Cash and cash equivalents ......................     $        85       $        74       $       314
     Accounts receivable, net .......................           2,430             2,398             2,211
     Other ..........................................           1,541             1,769             1,928
                                                          -----------       -----------       -----------

          Total current assets ......................           4,056             4,241             4,453

Property and equipment, at cost .....................          15,222            14,984            14,290
Accumulated depreciation ............................          (6,303)           (6,280)           (5,810)
                                                          -----------       -----------       -----------
                                                                8,919             8,704             8,480

Investments of insurance subsidiary .................           1,453             1,408             1,371
Investments in and advances to affiliates ...........             680               698               779
Intangible assets, net of accumulated amortization ..           2,051             2,032             2,155
Other ...............................................             486               414               330
                                                          -----------       -----------       -----------

                                                          $    17,645       $    17,497       $    17,568
                                                          ===========       ===========       ===========

     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable ...............................     $       755       $       680       $       693
     Other current liabilities ......................           1,372             1,338             1,487
     Government settlement accrual ..................              --                --               840
     Long-term debt due within one year .............             807               795             1,121
                                                          -----------       -----------       -----------

          Total current liabilities .................           2,934             2,813             4,141

Long-term debt ......................................           6,553             6,312             5,631
Professional liability risks, deferred taxes and
     other liabilities ..............................           2,268             2,354             2,050
Minority interests in equity of consolidated entities             563               603               572
Company-obligated mandatorily redeemable securities
  of affiliate holding solely Company obligations ...             400               500                --
Forward purchase contracts and put options ..........              --                --               769

Stockholders' equity ................................           4,927             4,915             4,405
                                                          -----------       -----------       -----------

                                                          $    17,645       $    17,497       $    17,568
                                                          ===========       ===========       ===========

Current ratio .......................................            1.38              1.51              1.08
Ratio of debt to debt plus common, temporary and
  minority equity ...................................            55.5%             54.1%             54.0%
Shares outstanding (thousands) ......................         509,297           514,845           542,992

                                    HCA INC.
                              OPERATING STATISTICS


                                                                                  FOR THE TWELVE MONTHS
                                                    FOURTH QUARTER                  ENDED DECEMBER 31,
                                             ----------------------------      ----------------------------
                                                 2001             2000             2001             2000
                                                 ----             ----             ----             ----
CONSOLIDATED HOSPITALS:

      Number of Hospitals                            178              187              178              187
      Weighted Average Licensed Beds              40,329           41,128           40,645           41,659
      Licensed Beds at End of Period              40,112           41,009           40,112           41,009

      Admissions                                 382,800          383,600        1,564,100        1,553,500
           Same Facility % Change                    1.8%                              2.7%
      Equivalent Admissions                      570,400          565,800        2,311,700        2,300,800
           Same Facility % Change                    2.8%                              2.6%
      Revenue per Equivalent Admission       $     7,956      $     7,377      $     7,766      $     7,246
           Same Facility % Change                    9.4%                              7.4%
      Inpatient Revenue per Admission        $     7,270      $     6,632      $     7,023      $     6,441
           Same Facility % Change                    9.8%                              9.0%

      Patient Days                             1,871,900        1,892,600        7,723,300        7,668,400
      Equivalent Patient Days                  2,790,000        2,791,400       11,415,000       11,356,900

      Emergency Room Visits                    1,165,500        1,123,000        4,676,800        4,534,400
           Same Facility % Change                    5.4%                              6.1%

      Outpatient Revenues as a
          Percentage of Patient Revenues            37.3%            36.7%            37.1%            37.4%

      Average Length of Stay                         4.9              4.9              4.9              4.9

      Occupancy                                     50.5%            50.0%            52.1%            50.3%
      Equivalent Occupancy                          75.1%            73.7%            77.0%            74.5%


NUMBER OF CONSOLIDATED AND
NON-CONSOLIDATED (50/50 EQUITY
JOINT VENTURES) HOSPITALS:

      Consolidated                                   178              187              178              187
      Non-Consolidated (50/50 Equity
          Joint Ventures)                              6                9                6                9
                                             -----------      -----------      -----------      -----------

      Total Number of Hospitals                      184              196              184              196
                                             ===========      ===========      ===========      ===========